UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second Quarter and Six Months 2009 Results and Declares Quarterly Dividend,” dated August 11, 2009.

Exhibit
1.	Press Release dated August 11, 2009

Exhibit 1

Textainer Group Holdings Limited Reports Second Quarter and Six Months 2009 Results and Declares Quarterly Dividend

Second Quarter 2009 and Year-to-Date Highlights

•	Paid a $0.23 per common share dividend on May 28, 2009 to all shareholders of record as of May 18, 2009;

•	Declared a dividend of $0.23 per common share, payable on September 1, 2009 to all shareholders of record as of August 21, 2009;

•	Recorded net income of $31.0 million, or $0.65 per diluted common share, for the second quarter, and $51.9 million, or $1.08 per diluted common share, for the six months ended June 30, 2009;

•

Recorded net income excluding unrealized gains on interest rate swaps, net(1) of $25.6 million, or $0.54 per diluted common share, for the second quarter, and $45.4 million, or $0.94 per diluted common share, for the six months ended June 30, 2009;

•	Recorded revenue of $54.4 million for the second quarter and $114.0 million for the six months ended June 30, 2009;

•	Reduced debt by $52.1 million during the second quarter and $97.2 million during the six months ended June 30, 2009 through the debt re-purchases and net repayments.

•

Recorded a gain of $16.3 million on early extinguishment of debt (a $12.9 million gain net of related net income attributable to noncontrolling interest and income tax expense) in the second quarter and $19.4 million (a $15.3 million gain net of related net income attributable to noncontrolling interest and income tax expense) for the six months ended June 30, 2009;

•

Expanded fleet TEU 15% by closing the purchase of the rights to manage the container fleet of Amphibious Container Leasing Limited effective as of May 1, 2009 and the Capital Intermodal and Xines Fleets effective as of July 1, 2009. Both transactions are expected to be accretive to earnings;

•	Concluded an accretive purchase leaseback transaction for more than 28,000 containers with a major Asian shipping line effective as of July 1, 2009; and

•	Purchased approximately 29,000 containers that Textainer has been managing for a large institutional investor effective as of August 1, 2009.

HAMILTON, Bermuda, August 11, 2009 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the second quarter and the six months ended June 30, 2009.

Total revenue for the quarter was $54.4 million, which was a decrease of $15.2 million, or 22%, compared to $69.6 million in the prior year quarter. This decrease was primarily due to an $8.9 million, or 86%, decrease in trading container sales proceeds to $1.4 million from $10.4 million in the prior year quarter due to a decline in the number of trading containers available for sale. For the six months ended June 30, 2009, total revenue was $114.0 million, which was a decrease of $27.8 million, or 20%, compared to $141.8 million for the prior year comparable period. As previously reported, the large quantity of trading containers sold in the first two quarters of 2008 was the result of transactions concluded near the end of 2007. We were able to sell many of these trading containers in the first half of 2008. We have not entered into purchase contracts of the same magnitude and we have focused our attention on selling our own in-fleet containers, which has resulted in trading sales being significantly lower in the second half of 2008 as was also the case in the first half of 2009. EBITDA(1) for the quarter was $50.5 million, which was an increase of $3.2 million, or 7%, compared to $47.3 million in the prior year quarter. EBITDA(1) for the six months ended June 30, 2009 increased $1.2 million, or 1.3%, to $92.6 million from $91.4 million for the prior year comparable period.

Net income excluding unrealized gains on interest rate swaps, net(1) for the quarter was $25.6 million, a 5% increase from the $24.5 million earned in the prior year quarter. Net income per diluted common share excluding unrealized gains on interest rate swaps, net(1) for the quarter was $0.54 per share, a 6% increase from the $0.51 per share in the prior year quarter.

Net income excluding unrealized gains on interest rate swaps, net(1) for the six months ended June 30, 2009 was $45.4 million, or $0.94 per diluted common share(1), compared to $47.0 million, or $0.98 per diluted common share(1), for the prior year comparable period. Net income for the quarter was $31.0 million, which was an increase of $0.6 million, or 2%, compared to $30.4 million in the prior year quarter, primarily due to a $16.3 million gain in the second quarter of 2009 on early extinguishment of debt (a $12.9 million gain net of related net income attributable to noncontrolling interest and income tax expense). This was the result of purchasing certain Textainer Marine Container Limited 2005-1 Series Bonds via the secondary market. For the six months ended June 30, 2009, net income increased 8.7% to $51.9 million from $47.8 million for the prior year comparable period. Net income per diluted common share for the six months ended June 30, 2009 was $1.08, an 8% increase from the $1.00 per share in the prior year comparable period.

John A. Maccarone, President and CEO of Textainer, commented: “We are pleased with our second quarter and first half 2009 results. Our past decision to increase the percentage of our fleet committed to long-term leases has served to lessen the effect of a severe cyclical downturn in the container shipping industry. During the first half of 2009, we have continued to act opportunistically to capitalize on current market conditions in an effort to enhance our industry leadership. In terms of growth, we increased the TEU of our fleet 15% during the first half of 2009 by completing two accretive acquisitions of management rights.

Since the end of the second quarter, we have entered into two additional transactions. In July, we concluded a purchase leaseback transaction for more than 28,000 containers with a major Asian shipping line. We also purchased approximately 29,000 containers that Textainer has been managing for a large institutional investor and we typically earn higher net income on containers we own compared to containers we manage. During the first half of 2009, we also redeemed $65 million of Textainer Marine Container Limited 2005-1 Series Bonds at 51% of original face value, which generated a $19.4 million gain on early extinguishment of debt.”

Mr. Maccarone continued, “We declared our eighth consecutive dividend since our IPO and have now distributed $1.78 per share to shareholders since October 2007. Importantly, we have maintained a conservative payout ratio, with a view toward maintaining our financial strength during a time when we have had limited capex commitments. With more than $350 million in liquidity and low leverage highlighted by a 1.1 to 1 debt-to-equity ratio, we intend to continue to seek additional opportunities to further grow the Company in a disciplined manner.”

Outlook

Industry

While the market continues to be very difficult for our customers, there have been no major container shipping line failures. According to industry forecasts, container volume is expected to be down approximately 10% for 2009. On the supply side, the combination of cancelled or postponed vessel orders and a substantial increase in scrapping of older vessels could limit the increase in the fleet size to approximately 10% for 2009.

In terms of new containers, manufacturers are still closed, and we believe that there is a strong possibility that there will be no new container production for the remainder of 2009. Based on this outcome, we believe that the world container fleet could shrink by 5% during 2009, which will help balance supply and demand when cargo volumes improve.

Textainer’s Operations

Textainer’s utilization averaged 86.9% for the second quarter of 2009. While average utilization for the second quarter of 2009 decreased compared to the average utilization of 90.7% in the first quarter of 2009, the rate of decline continues to slow. In addition, greater than 75% of Textainer’s off-hire inventory is in Asia, where we believe that demand will likely be greatest to increase when cargo volumes improve. Textainer also has 70% of its fleet committed to long-term leases, which we believe provides a level of stability and visibility to the Company’s results.

Strategic Focus

Textainer has over $350 million of liquidity available, and expects to continue to implement its growth strategy. The Company anticipates that there will be attractive additional opportunities to acquire competitors, enter into purchase leaseback transactions and purchase fleets under management as it has done year-to-date in 2009.

Dividend

On August 10, 2009, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on September 1, 2009 to shareholders of record as of August 21, 2009. This dividend is unchanged from the prior quarter and will be the eighth consecutive quarterly dividend since Textainer’s October 2007 initial public offering, averaging 47% of net income excluding unrealized gains on interest rate swaps, net(1) during this period. The dividend represents 43% of net income excluding unrealized gains on interest rate swaps, net(1) for the second quarter. Textainer’s board of directors consider dividends on a quarterly basis. Historically, Textainer has paid about 50% of net income excluding unrealized gains or losses on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to various factors including cash needs for opportunities that may be available to us.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 a.m. EDT on Tuesday, August 11, 2009 to discuss Textainer’s 2009 second quarter results. An archive of the Webcast will be available one hour after the live call through August 11, 2010. For callers in the U.S. the dial-in number for the conference call is 877-419-6598; for callers outside the U.S. the dial-in number for the conference call is 719-325-4846. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.5 million containers, representing over 2.3 million TEU units, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 150 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s expectation that its purchase of the rights to manage the container fleet of Amphibious Container Leasing Limited and Capital Intermodal and Xines fleets will be accretive to earnings;

(ii) Textainer’s expectation that, based on industry forecasts, container volume is expected to be down approximately 10% for 2009; (iii) Textainer’s expectation that, on the supply side, the combination of cancelled or postponed vessel orders and a substantial increase in scrapping of older vessels could limit the increase in the fleet size to approximately 10% in 2009; (iv) Textainer’s belief that there is a strong possibility that there will be no new container production for the remainder of 2009 and that, based on this outcome, the world container fleet could shrink by 5% during 2009 which will help balance supply and demand when cargo volumes improve; (v) Textainer’s belief that demand will likely be the greatest to increase in Asia when cargo volumes improve; (vi) Textainer’s belief that having 70% of its fleet committed to long-term leases provides a level of stability and visibility to the Company’s results; (vii) Textainer’s expectation that it will continue to implement its growth strategy; and (viii) Textainer’s belief that there will be attractive additional opportunities to acquire competitors, enter into purchase leaseback transactions and purchase fleets under management as it has done year-to-date in 2009. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2009.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$49,466	$71,490
Accounts receivable, net of allowance for doubtful accounts of $7,652 and $5,855 in 2009 and 2008, respectively	47,574	49,328
Net investment in direct financing and sales-type leases	19,319	17,086
Containers held for resale	890	1,596
Prepaid expenses	2,607	3,271
Deferred taxes	1,961	1,961
Due from affiliates, net	—	39

Total current assets	121,817	144,771
Restricted cash	12,061	16,107
Containers, net of accumulated depreciation of $341,431 and $338,190 at 2009 and 2008, respectively	938,365	999,411
Net investment in direct financing and sales-type leases	98,031	74,633
Fixed assets, net of accumulated depreciation of $8,109 and $8,008 at 2009 and 2008, respectively	1,435	1,406
Intangible assets, net of accumulated amortization of $16,780 and $12,642 at 2009 and 2008, respectively	74,378	64,751
Other assets	1,809	2,688

Total assets	$1,247,896	$1,303,767

Liabilities and Equity

Current liabilities:
Accounts payable	$6,199	$4,922
Accrued expenses	6,949	10,212
Container contracts payable	4,341	2,068
Deferred revenue	1,493	—
Due to owners, net	11,628	10,877
Bonds payable	51,500	58,000

Total current liabilities	82,110	86,079
Revolving credit facility	7,000	53,000
Secured debt facility	316,463	300,402
Bonds payable	252,513	313,241
Deferred revenue	2,518	—
Interest rate swaps	11,325	19,387
Income tax payable	19,082	16,074
Deferred taxes	6,857	7,577

Total liabilities	697,868	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	168,668	166,744
Accumulated other comprehensive loss	(198)	(224)
Retained earnings	312,572	282,613

Total Textainer Group Holdings Limited shareholders’ equity	481,520	449,609
Noncontrolling interest	68,508	58,398

Total equity	550,028	508,007

Total liabilities and equity	$1,247,896	$1,303,767

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Six Months Ended June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenues:
Lease rental income	$44,196	$48,568	$93,291	$96,102
Management fees	6,034	6,959	11,878	14,409
Trading container sales proceeds	1,423	10,369	3,688	24,083
Gains on sale of containers, net	2,785	3,711	5,162	7,248

Total revenues	54,438	69,607	114,019	141,842

Operating expenses:
Direct container expense	9,488	6,858	17,310	12,918
Cost of trading containers sold	1,276	8,151	3,279	18,219
Depreciation expense	11,261	13,766	22,413	26,650
Amortization expense	1,849	1,674	3,459	3,644
General and administrative expense	5,064	5,479	10,389	11,239
Short-term incentive compensation expense	595	965	1,190	1,776
Long-term incentive compensation expense	883	826	1,724	1,481
Bad debt expense, net	1,527	488	2,194	623

Total operating expenses	31,943	38,207	61,958	76,550

Income from operations	22,495	31,400	52,061	65,292

Other income (expense):
Interest expense	(3,012)	(5,298)	(6,312)	(12,245)
Gain on early extinguishment of debt	16,298	—	19,398	—
Interest income	17	316	51	893
Realized losses on interest rate swaps and caps, net	(3,799)	(1,594)	(7,702)	(2,279)
Unrealized gains on interest rate swaps, net	6,733	7,175	8,062	906
Gain on lost military containers, net	29	1,689	168	1,689
Other, net	240	839	(31)	685

Net other expense	16,506	3,127	13,634	(10,351)

Income before income tax and noncontrolling interest	39,001	34,527	65,695	54,941
Income tax (expense) benefit	(1,500)	285	(3,656)	(1,060)

Net income	37,501	34,812	62,039	53,881
Less: Net income attributable to the noncontrolling interest	(6,483)	(4,423)	(10,110)	(6,126)

Net income attributable to Textainer Group Holdings Limited common shareholders	$31,018	$30,389	$51,929	$47,755

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.65	$0.64	$1.09	$1.00
Diluted	$0.65	$0.64	$1.08	$1.00

Weighted average shares outstanding (in thousands):
Basic	47,761	47,605	47,761	47,605
Diluted	47,964	47,854	47,926	47,770

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net income	$62,039	$53,881

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	22,413	26,650
Bad debt expense, net	2,194	623
Unrealized gains on interest rate swaps, net	(8,062)	(906)
Amortization of debt issuance costs	1,235	733
Amortization of intangible assets	3,459	3,644
Amortization of acquired above-market leases	756	263
Gains on sale of containers and lost military containers, net	(5,330)	(8,937)
Gain on early extinguishment of debt	(19,398)	—
Share-based compensation expense	1,669	1,379
Changes in operating assets and liabilities	2,043	(11,228)

Total adjustments	979	12,221

Net cash provided by operating activities	63,018	66,102

Cash flows from investing activities:
Purchase of containers and fixed assets	(11,421)	(117,765)
Purchase of intangible assets	(13,812)	(106)
Proceeds from sale of containers and fixed assets	26,797	29,530
Receipt of principal payments on direct financing and sales-type leases	9,180	5,481

Net cash provided by (used in) investing activities	10,744	(82,860)

Cash flows from financing activities:
Proceeds from revolving credit facility	7,000	45,500
Principal payments on revolving credit facility	(53,000)	(39,500)
Proceeds from secured debt facility	73,500	120,500
Principal payments on secured debt facility	(57,500)	(65,000)
Principal payments on bonds payable	(27,542)	(29,000)
Purchase of bonds payable	(20,234)	—
Decrease in restricted cash	4,046	771
Debt issuance costs	(112)	(1,276)
Repayments of notes receivable from shareholders	—	111
Dividends paid	(21,970)	(20,470)

Net cash (used in) provided by financing activities	(95,812)	11,636

Effect of exchange rate changes	26	(75)

Net decrease in cash and cash equivalents	(22,024)	(5,197)
Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the period	$49,466	$64,250

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income

Excluding Unrealized Gains on Interest Rate Swaps, Net Three and Six

Months Ended June 30, 2009 and 2008

(Unaudited) (All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized gains on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized gains on interest rate swaps, net for the three and six months ended June 30, 2009 and 2008. EBITDA (defined as net income before interest income and interest expense, realized and unrealized gains on interest rate swaps, net, income tax expense, net income attributable to noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to noncontrolling interest), net income excluding unrealized gains on interest rate swaps, net (defined as net income before unrealized gains on interest rate swaps, net and the related impact on net income attributable to noncontrolling interest) and net income per diluted common share excluding unrealized gains on interest rate swaps, net (defined as net income per diluted common share before unrealized gains on interest rate swaps, net and the related impact on net income attributable to noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized gains on interest rate swaps, net and net income per diluted common share excluding unrealized gains on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income excluding unrealized gains on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized gains or losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized gains on interest rate swaps, net and net income per diluted common share excluding unrealized gains on interest rate swaps, net are useful in evaluating our operating performance because unrealized gains on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income excluding unrealized gains on interest rate swaps, net and net income per diluted common share excluding unrealized gains on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized gains on interest rate swaps, net and net income per diluted common share excluding unrealized gains on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized gains on interest rate swaps, net or net income per diluted common share excluding unrealized gains on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$31,018	$30,389	$51,929	$47,755
Adjustments:
Interest income	(17)	(316)	(51)	(893)
Interest expense	3,012	5,298	6,312	12,245
Realized losses on interest rate swaps and caps, net	3,799	1,594	7,702	2,279
Unrealized gains on interest rate swaps, net	(6,733)	(7,175)	(8,062)	(906)
Income tax expense (benefit)	1,500	(285)	3,656	1,060
Net income attributable to the noncontrolling interest	6,483	4,423	10,110	6,126
Depreciation expense	11,261	13,766	22,413	26,650
Amortization expense	1,849	1,674	3,459	3,644
Impact of reconciling items on net income attributable to the noncontrolling interest	(1,699)	(2,070)	(4,845)	(6,520)

EBITDA	$50,473	$47,298	$92,623	$91,440

Reconciliation of net income excluding unrealized gains on interest rate swaps, net:
Net income	$31,018	$30,389	$51,929	$47,755
Adjustments:
Unrealized gains on interest rate swaps, net	(6,733)	(7,175)	(8,062)	(906)
Impact of reconciling item on net income attributable to noncontrolling interest	1,328	1,258	1,548	159

Net income excluding unrealized gains on interest rate swaps, net	$25,613	$24,472	$45,415	$47,008

Reconciliation of net income per diluted common share excluding unrealized gains on interest rate swaps, net:
Net income per diluted common share	$0.65	$0.64	$1.08	$1.00
Adjustments:
Unrealized gains on interest rate swaps, net	(0.14)	(0.15)	(0.17)	(0.02)
Impact of reconciling item on net income attributable to noncontrolling interest	0.03	0.02	0.03	—

Net income per diluted common share excluding unrealized gains on interest rate swaps, net	$0.54	$0.51	$0.94	$0.98

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer